Jan. 06, 2009

Ryan C. Milne

Accounting Branch Chief

United States

Securities and Exchange Commission

Washington, D.C.  20549

RE:

China Holdings, Inc.

Amendment No. 1 to Item 4.01 Form 8-K

Filed Nov. 21, 2008

File No. 0-25997

Dear Mr. Milne:

The following are our answers to you comments from your letter dated Dec. 10, 2008.

1.

We note your response to our prior comment #3.  We read that you will file the letter from your former accountant, Child, Van Wagoner & Bradshaw, PLLC as soon as you received it from them.  Supplementally tell us the status of obtaining this letter.....

The letter and 8k, which it is an amendment to, were filed on EDGAR on December 11, 2008.

2.

We remind you to provide the three acknowledgements requested in the closing comments of this letter.

Acknowledgements below.

The Company acknowledges:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dempsey K. Mork

Dempsey K. Mork, President

China Holdings, Inc.